SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS - GAFISA GROUP	2Q12

--- Gafisa Group unit deliveries increased 64% y-o-y to 12,197 in the 1H ---

--- First half unit deliveries reached 51% of mid-range guidance for the full year ---

--- Preliminary consolidated free cash generation was positive at around R$150 million in 2Q ---

--- Operational consolidated cash flow reached approximately R$300 million in 1H ---

--- 50% of the mid-range guidance of R$500 – R$700 million for the full year ---

 --- Launches reached R$546.5 million, with sales of R$630.3 million in the 2Q---

--- Consolidated sales velocity improved sequentially to 16.1%, or 20.1% ex-Tenda ---

FOR IMMEDIATE RELEASE - São Paulo, July 9 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced operational results for the quarter ending June 30, 2012.

Duilio Calciolari, Chief Executive Officer, said: “The first half results indicate that our turnaround strategy is on track with improved operating performance. We are making progress against all of the targets which Gafisa Group set in the Business Plan for each brand. The Gafisa Group is generating cash from its core business; we have resold 62% of cancelled Tenda units within the 1H12 and achieved a 64% increase in unit deliveries in the 1H12, which is in line with full year guidance of 22.000 to 26.000 units.”

“First-half launches represent 34% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion, and are in keeping with seasonally lower launches in the first six months of the year. Gafisa continues to experience good demand for middle and middle to high income products represented by the Gafisa and Alphaville brands, which led to sales of R$614.6 million during the quarter, with a consolidated sales velocity of launches of 51.6% in the first half. In keeping with a narrowed geographic focus, São Paulo accounted for 100% of the R$680.6 million launches in the Gafisa segment during the first half.”

Gafisa Group is Generating Cash From its Core Business

The Gafisa Group ended the second quarter with more than R$1.02 billion in preliminary cash and cash equivalents, a sequential improvement from the R$947.1 million at the end of 1Q12. Preliminary net debt was R$3.17 billion at the end of the 2Q12, a R$150 million reduction from R$3.32 billion as of the end of 1Q12. As a consequence, preliminary consolidated cash generation (cash burn) was positive at approximately R$150 million in 2Q12, leading to a 1H12 preliminary number of R$75 million. The operational consolidated cash flow reached approximately R$300 million in 1H12, 50% of the mid-range guidance for the full year.

Delivered Projects

Gafisa delivered 67 projects encompassing 6,032 units during the second quarter of this year, a 38% increase on the 4,359 delivered during 2Q11. The 1H12 result equates to 51% of full-year guidance. In 1H12, the projects delivered by the Gafisa Group reached 12,197 units, representing a 64% y-o-y increase. See the accompanying chart for detailed information.

Chart 1. Delivered units (2007 – 2Q12)

Consolidated Launches

Second-quarter 2012 launches totaled R$546.5 million, an 18% increase compared to 1Q12. Y-o-Y launches decreased 60% due to the implementation of the turnaround strategy announced at the end of 2011. The result represents 34% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion and is in keeping with seasonally lower launches in the first half. 11 projects/phases were launched across 5 states in 1H12, with Gafisa accounting for 67% of launches and Alphaville the remaining 33%.

Table 1. Gafisa Group Launches (R$ million)

Launches	2Q12	1Q12	Q/Q(%)	2Q11	Y/Y(%)	1H12	1H11	Y/Y(%)
Gafisa Segment	465,900	214,690	117%	935,259	-50%	680,590	1,163,562	-42%
Alphaville Segment	80,619	249,050	-68%	95,567	-16%	329,669	277,482	19%
Tenda Segment	0	0	0%	349,443	nm	0	451,832	nm
Total	546,519	463,740	18%	1,380,270	-60%	1,010,259	1,892,875	-47%

Note: NM not meaningful

Consolidated Pre-Sales

Second-quarter 2012 consolidated pre-sales totaled R$630.3 million, a 54% sequential increase, and a 45% decrease over 2Q11. Sales from launches represented 47% of the total, while sales from inventory comprised the remaining 53%.

Table 2. Gafisa Group Pre-Sales (R$ million)

Pre-sales	2Q12	1Q12	Q/Q(%)	2Q11	Y/Y(%)	1H12	1H11	Y/Y(%)
Gafisa Segment	456,383	316,702	44%	778,300	-41%	773,085	1,201,812	-36%
Alphaville Segment	158,184	181,978	-13%	145,013	9%	340,161	315,932	8%
Tenda Segment	15,728	-90,443	nm	223,689	nm	-74,715	451,478	nm
Total	630,295	408,237	54%	1,147,002	-45%	1,038,532	1,969,222	-47%

Note: NM not meaningful

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 16.1%, compared to 25.2% in 2Q11, reflecting fewer launches to pursue remedial action at Tenda. Excluding the Tenda brand, second-quarter sales over supply was 20.1%, compared to 16.1% in 1Q12 and 28.2% in 2Q11. The consolidated sales speed of launches reached 43.6%.

Table 3. Gafisa Group Sales over Supply (SoS)

Sales Speed	2Q12	1Q12	Q/Q(%)	2Q11	Y/Y(%)	1H12	1H11	Y/Y(%)
Gafisa (A)	19.6%	13.9%	41%	28.6%	-32%	29.2%	38.2%	-24%
Alphaville (B)	21.6%	22.2%	-3%	25.9%	-17%	37.3%	43.3%	-14%
Total (A) + (B)	20.1%	16.1%	24%	28.2%	-29%	31.3%	39.2%	-20%
Tenda (C)	1.8%	-11.0%	nm	17.6%	nm	-9.8%	30.2%	nm
Total (A) + (B) + C)	16.1%	10.4%	54%	25.2%	-36%	24.0%	36.7%	-35%

Note: NM not meaningful

Inventory (Properties for Sale)

Consolidated inventory at market value was reduced by R$222 million to R$3.3 billion from R$3.5 billion in the previous quarter. The market value of Gafisa inventory, which represents 56% of total inventory, was stable at R$1.9 billion at the end of 2Q12. The market value of Alphaville inventory was R$572.9 million at the end of 2Q12, a 10% decrease compared to the end of 1Q12. Tenda inventory was valued at R$838.3 million at the end of 2Q12, compared to R$915.0 million at the end of 1Q12. Despite ongoing dissolutions expected in 2012, the Gafisa Group is experiencing positive demand for these units targeted at the low income segment. Of the 4,957 units returned to inventory, 62% have already been resold to qualified customers within the 1H12.

Table 4. Inventory at Market Value 2Q12 x 1Q12

	Inventory BP1 (1Q12)	Launches	Dissolutions	Contracted Sales	Price Adjustments + Other	Inventory EP2 (2Q12)	% Q/Q3	Sales Speed (VSO)4
Gafisa (A)	1,957,850	465,900		-456,383	-91,423	1,875,945	-4.2%	19.6%
Alphaville (B)	636,258	80,619		-158,184	14,205	572,898	-10.0%	21.6%
Total (A) + (B)	2,594,108	546,519		-614,566	-77,218	2,448,842	-5.6%	20.1%
Tenda (C)	915,036	0	329,127	-344,855	-61,047	838,261	-8.4%	1.8%
Total (A) + (B) + C)	3,509,143	546,519	329,127	-959,421	-138,265	3,287,103	-6.3%	16.1%

Note: 1) BoP beginning of the period – 1Q12. 2) EP end of the period – 2Q12.  3) % Change 2Q12 versus 1Q12. 4)  2Q12 sales velocity.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000.

Gafisa Launches

Second-quarter launches reached R$465.9 million and included 5 projects/phases fully concentrated in São Paulo, 117% higher than the R$214.7 million in the previous quarter.

Gafisa Pre-Sales

Second-quarter pre-sales totaled R$456.4 million, a 44% increase compared to 1Q12. Units launched during the same year represented 48% of total sales, while sales from inventory accounted for the remaining 52%. In 2Q12, sales velocity (sales over supply) was 19.6%, compared to 13.9% in 1Q12, and 19.7% in 2Q11. The sales velocity of Gafisa launches was 41.8%.

Gafisa Delivery

During the first half of 2012, Gafisa delivered 23 projects/phases and 4.026 units.

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$100,000 and R$500,000.

Alphaville Launches

Second-quarter launches totaled R$80.6 million, a 16% decrease compared to 2Q11, and included 2 projects/phases across 2 states. The brand accounted for a 33 percent share of 1H12 consolidated launches, up from 15% percent a year ago, underscoring the increasing share of Alphaville in the product mix.

Alphaville Pre-Sales

Second-quarter pre-sales reached R$158.2 million, a 13% decrease compared to the first quarter of 2012 and 9% increase y-o-y. During 1H12, the residential lots segment’s share of consolidated pre-sales increased to 33% from 16% in 1H11. In 2Q12, sales velocity (sales over supply) was 21.6%, compared to 22.2% in 1Q12. Second-quarter sales velocity from launches was 54%. Sales from launches represented 51% of total sales, while the remaining 49% came from inventory.

Alphaville Delivery

During the 1H12, Alphaville delivered 5 projects/phases and 1,637 units.

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000.

Tenda Launches

Reflecting remedial actions at Tenda and a focus on execution and delivery, no projects were launched in the first half of 2012. Throughout the year, Tenda is not expected to represent more than 10% of consolidated launch guidance of between R$2.7 and R$3.3 billion.

Tenda Pre-Sales

In keeping with a necessary change in strategy, second-quarter gross pre-sales increased 38% Q-o-Q to R$344.8 million, compared to R$249.1 million in 1Q12, in part due to the success of CEF's recent Feirão (annual sales event), which attracted strong demand.

Since 1Q12, pre-sales recognition and the remuneration of the Tenda sales force has been contingent upon the ability to pass mortgages onto financial institutions. Second-quarter net pre-sales (gross pre-sales less dissolutions) were R$15.7 million compared with negative R$90.4 million in 1Q12. The net pre-sales results reflect the dissolution of contracts in 2Q12 of R$329.1 million with potential homeowners who no longer qualify for bank mortgages versus R$339.6 million in the previous quarter. Despite ongoing dissolutions expected in 2012, the Gafisa group is experiencing positive demand for these units. Of the 4,957 units returned to inventory, 62% have already been resold to qualified customers within the 1H12.

Tenda Segment Operations

Since June 2011 the number of units contracted by financial institutions has accelerated, which in part reflects the addition of a new CEF unit dedicated to major homebuilders. In 1H12, Tenda transferred 6.300 units to financial institutions, or 53% of the mid-range of guidance provided for the full year of 10.000–14.000 customers, contributing positively to the positive operational cash flow achieved in the period.

Tenda Delivery

The Tenda segment is expected to represent 50% of the Gafisa Group’s planned deliveries ranging from 22,000 to 26,000 units in 2012. During the 1H12, Tenda delivered 39 projects/phases and 6.534 units, reaching 54% of the mid-range of full-year delivery guidance for the brand.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Andre Bergstein CFO/IRO Phone: +55 11 3025-9305 /9242/9297 Fax: +55 11 3025-9348 Email: ir@gafisa.com.br	Media Relations (Brazil) Débora Mari Michelucci Maquina da Notícia Comunicação Integrada Phone: +55 11 3147-7412 Fax: +55 11 3147-7900 Email: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 9, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer